(212) 318-6054

vadimavdeychik@paulhastings.com

June 21, 2019

Mr. David L. Orlic

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	New Comstock Fund, Inc. (the “Company”) File Numbers: 333-230894

Dear Mr. Orlic:

This letter responds to written comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Francis J. Conroy with respect to the registration statement on Form S-4 for the Company, filed on April 15, 2019, with the Commission.

The Company’s responses to your comments are reflected below. We have restated your comments for ease of reference. Capitalized terms shall have the same meaning as in the registration statement, unless otherwise indicated.

General

1.	Please include in the proxy statement/prospectus the information about the Fund required by Item 17 of Form S-4.

Response: The Company will provide the information required by Item 17 of Form S-4 in the next pre-effective amendment.

2.	Please file the form of proxy so that the staff may review it. Note that the form of proxy must be filed as an appendix at the end of the proxy statement, rather than as an exhibit. See Note to paragraph (a)(3) of Rule 14a-4.

Response: The Company will provide the form of proxy as an appendix to the next pre-effective amendment.

3.	We note that the registrant is named “New Comstock Fund, Inc.” and therefore appears to be “hold[ing] itself out as being engaged primarily, or propos[ing] to engage primarily, in the business of investing, reinvesting, or trading in securities” within the meaning of Section 3(a)(1)(A) of the 1940 Act. Please revise to eliminate this concern, or provide an analysis as to why the proposed name doesn’t implicate Section 3(a)(1)(A).

Response: The Company respectfully submits that it will revise its name to “New Comstock, Inc.”

4.	We note that certain provisions of the Company’s Delaware Charter are changes that substantively affect shareholder rights, including: 1) shareholder actions by written consent are not permitted; 2) amendments to certain charter provisions requiring a supermajority vote; 3) removal of directors being only for cause and requiring a supermajority vote; and 4) the adoption of exclusive forum provisions. Please ensure that your form of proxy presents each of these matters for a separate vote and revise the body of the proxy statement to present these matters as separate proposals. Refer to Corporation Finance’s Proxy Rules and Schedule 14A, Compliance and Disclosure Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context) and IM Guidance 2014-02, Unbundling of Proxy Proposals-Investment Company Charter Amendments, publicly available on the Commission website.

Response: The Company respectfully submits it plans to revise the Delaware Charter in order to ensure that the foregoing Charter provisions do not materially differ from the current Maryland Charter provisions. As a result, it believes that no further changes to the form of proxy or the proxy statement are necessary at this time.

If the Proposals are approved, what will be the Fund’s investment strategy?, page 2

5.	Please briefly describe in your disclosure how the fund intends to invest to “preserve capital.”

Response: The Company respectfully submits that until SEC’s approval of the de-registration order, it intends to “preserve capital” by primarily holding cash and cash equivalents.

Will the Fund’s expenses be affected by the proposed changes?, Page 5

6.	For purposes of comparison, please disclose the dollar amount of the last fiscal year’s management fee and total annual operating expenses for the Fund.

Response: The Company will provide the requested information in the next pre-effective amendment.

7.	Please clarify the last sentence of this section. Please also confirm that you will file the administration agreement as an exhibit to the registration statement, or advise as to why you believe that is not required.

Response: The Company respectfully submits that the last sentence has been revised to note that the Administration Agreement is included as an exhibit to this proxy statement/prospectus.

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What are the terms and conditions of the Plan?, page 23

8.	We note the disclosure as to “all material consents, orders, and permits of federal, state, and local regulatory authorities necessary to consummate the Reorganization.” Please briefly disclose the nature of each of these consents, orders and permits.

Response: The Company respectfully submits that the language in question has been deleted.

What effect will the Reorganization have on the Company and the Fund’s shareholders?, page 23

9.	Disclosure states: “… if you currently own 100 shares of the Fund, then immediately at the Closing Date you would own 100 shares of the New Comstock Fund having the same net asset value as your 100 Fund shares.” It appears that, because each class of the Fund currently has a different NAV, a shareholder might not end up holding 100 shares of New Comstock Fund having the same NAV as that shareholder’s current shares. Please provide an analysis or eliminate the reference to “100” as to the shares a shareholder would own in the New Comstock Fund.

Response: The Company respectfully submits that the disclosure in question has been revised to read:

“… if you currently own $100 of the Fund, then immediately at the Closing Date you would own $100 of the New Comstock.”

Investment Policy, page 31

10.	Disclosure states: “We expect to pursue our investment objectives through the ownership of operating businesses but may also make investments in other entities, including joint ventures, if we determine that by doing so would be the most effective means of raising capital.” Please elaborate on what is meant by “raising capital” in this context.

Response: The Company respectfully submits that the language in question has been deleted.

Organization and Proposed Business Operation, page 34

11.	In this section, disclosure states that the Company will merge into the New Comstock Fund. Elsewhere, disclosure states that the Company will transfer all of its assets to New Comstock Fund, distribute the shares it receives as consideration, and then liquidate. Still elsewhere, disclosure states that shares of the Company will “convert” into shares of New Comstock Fund. Please clarify your disclosure in this regard.

Response: The Company respectfully submits that the relevant disclosure has been clarified throughout.

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Voting Instruction Process, page 60

12.	Please advise as to the meaning of the last two sentences in the carryover paragraph on page 61.

Response: The Company respectfully submits that the language has been deleted.

13.	Please disclose the treatment and effect of abstentions and broker non-votes. See Item 19(a)(6) of Form S-4.

Response: The Company respectfully submits that it has added the following disclosure:

Abstentions and broker non-votes (i.e., shares held by brokers who do not have discretionary authority to vote on a particular matter and for which the brokers have not received voting instructions from their customers) are counted as shares present at the Meeting in determining whether a quorum is present but do not count as votes cast for or against a Proposal. Therefore, abstentions and broker non-votes will have the same effect as a vote “against” the Proposals because each of these Proposals requires the affirmative vote of a specified majority of the applicable outstanding voting securities.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.

Very truly yours,

/s/ Vadim Avdeychik

Vadim Avdeychik
for Paul Hastings LLP

cc:	Sally Samuel, Esq., Brach Chief William J. Kotapish, Esq., Assistant Director Francis J. Conroy Agnes Mullady Michael R. Rosella

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